December 7, 2016

Via EDGAR and E-mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:Brian Cascio, Accounting Branch Chief

Gary Todd, Senior Accountant

Li Xiao, Staff Accountant

Re:AXT, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 11, 2016

File No. 000-24085

Ladies and Gentlemen:

AXT, Inc. (the “Company”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated November 22, 2016 (the “Comment Letter”) with respect to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2015 (the “2015 Annual Report”) filed on March 11, 2016 (File No. 000-24085).

For your convenience, the Staff’s comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1. We note that the decrease in fiscal 2015 revenue is attributed to several distinct factors, including decreases in sales of GaAs and Ge substrate materials, decreases in sales of raw materials, increases in sales of InP substrates and raw materials price weakness. To assist investors in understanding the significance of the factors you cite, in future filings, please quantify the impact of the individual factors contributing to the change in revenues. Also, quantify the impact of changes in prices and changes in volume. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance.

The Company respectfully acknowledges the Staff’s comment, and, in future filings, the Company will include product revenue disclosure quantifying the impact of the significant individual factors contributing to the change in revenues, such as sales of substrate products and raw materials products, and the impact of significant changes in prices and significant changes in volume.

Provision for Income Taxes, page 42

2. We note the significant impact of the foreign tax rate differential and the overall low foreign effective tax rate in Note 13 on page 81. In future filings, please disclose and explain your foreign effective tax rate, including the primary taxing jurisdictions where your foreign earnings are derived, the relevant statutory rates and the impact of tax holidays.

The Company respectfully acknowledges the Staff’s comment, and, in future filings, the Company will include appropriate disclosure regarding our foreign effective tax rate, including the primary taxing jurisdictions where our foreign earnings are derived, the relevant statutory rates and the impact of tax holidays.

Item 8. Financial Statements and Supplementary Data
Note 13. Income Taxes, page 80

3. You disclose that you benefit from various tax holidays in China. In future filings please describe the factual circumstances of those tax holidays, identify the expiration dates and disclose the aggregate dollar and per share effects of the arrangements. Refer to Staff Accounting Bulletin Topic 11.C.

The Company respectfully acknowledges the Staff’s comment, and, in future filings, the Company will include appropriate disclosure regarding the factual circumstances of various tax holidays in China from which the Company benefits, the expiration dates of such tax holidays and aggregate dollar and per share effects of such arrangements.

4. We refer to the income tax rate reconciliation presented on page 81. In future filings please revise the item “foreign rate differences” to separately disclose its material components, including the effects of differing statutory rates, tax holidays and any other material components. Refer to Rule 4-08(h) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment, and, in future filings, the Company will revise the item “foreign rate differences” to include appropriate disclosure regarding the separate material components of such item, including the effects of differing statutory rates, tax holidays and any other material components.

5. In future filings please present a tabular reconciliation of unrecognized tax benefits for each annual period presented in your financial statements. Refer to ASC 740-10-50-15A.

The Company respectfully acknowledges the Staff’s comment, and, in future filings, the Company will present a tabular reconciliation of unrecognized tax benefits for each annual period presented in our financial statements.

Note 15. Segment Information and Foreign Operations, page 83

6. You disclose throughout the filing that your products currently include indium phosphide (InP), gallium arsenide (GaAs) and germanium (Ge) substrates used to produce semiconductor devices and that you also sell raw materials through your participation in majority- and minority-owned subsidiaries and joint ventures. Please tell us how you considered the product line disclosure from ASC 280-10-50-40.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considered and evaluated the requirements of ASC 280-10-50-40, which requires a public entity to report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.  With respect to the 2015 Annual Report, the Company determined that all of its products constituted a group of similar products.

In response to the Staff’s comment and in light of our recent review of the requirements of ASC 280-10-50-40, the Company has determined that going forward its products can be considered to be two groups of similar products: substrate products and raw materials products.  The Company considers its substrate products to be a group of similar products because they are compound or single element specialty material substrates that are sold to technology companies of a similar nature by the same sales force.  The Company considers its raw materials products to be a group of similar products because they are raw materials that are used in manufacturing substrates or for other purposes that are sold to a group of similar customers, which includes the Company, by a separate sales force.

In future filings, the Company will include product revenue disclosure for its substrate products and raw materials products.

* * * * *

If you have any questions or comments regarding this letter, please do not hesitate to contact me.

Sincerely,

/s/ Gary L. Fischer

Gary L. Fischer

Chief Financial Officer and Corporate Secretary

cc:Morris S. Young, Chief Executive Officer, AXT, Inc.

Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.

Nick Steiner, Burr Pilger Mayer, Inc.